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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

July 8, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Initial Registration Statement on Form N-1A

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Alison White of the Division of Investment Management with respect to the Registrant’s initial registration statement on Form N-1A, which was filed on May 6, 2021 (the “Registration Statement”).

The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Harbor Scientific Alpha High-Yield ETF and (ii) Harbor Scientific Alpha Income ETF (collectively, the “Funds”).

Set forth below are the Staff’s written comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Registration Statement.

COMMENT 1:	(Prospectus and SAI – Each Fund)

We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:	Registrant will update portions of the filing that are incomplete in the next pre-effective amendment to the Registration Statement. Registrant understands that additional comments may be provided.

July 8, 2021 Page 2

COMMENT 2:	(Prospectus and SAI – Each Fund)

Please inform the Staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response:	The Registrant confirms that Harbor Capital Advisors, Inc. (“Harbor Capital”), the Funds’ investment adviser, or a Harbor Capital affiliate will provide the seed capital required pursuant to Section 14 of the Investment Company Act of 1940.

COMMENT 3:	(Prospectus – SAI – Harbor Scientific Alpha High-Yield ETF)

The Harbor Scientific Alpha High-Yield ETF disclosure indicates the Fund commenced operations on September 16, 2021. Disclosure elsewhere indicates the Fund is new and you do not provide historical financial information for the Fund.

Response:	The Registrant has revised the disclosure to state that the Fund has not commenced operations as of the date of the Registration Statement.

COMMENT 4:	(Prospectus – Each Fund – Fund Summary – Fees and Expenses of the Fund)

Please disclose in a footnote to the table that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

Response:	The Registrant has revised the disclosure accordingly.

COMMENT 5:	(Prospectus – Each Fund – Fund Summary – Fees and Expenses of the Fund)

Footnote one includes a statement suggesting that Fund operating expenses could include gains and losses attributable to investments under a deferred compensation plan for certain Trustees. Please tell us the material terms of the plan and the types of items that could be allocable to the Fund, as expenses. In responding, please consider the need for updated disclosure, pursuant to Item 17(c) of Form N-1A.

July 8, 2021 Page 3

Response:

The Registrant does not currently intend to adopt a deferred compensation plan for Independent Trustees. However, it is possible that in the future the Registrant could adopt such a plan. If adopted, it is anticipated that the plan would permit an Independent Trustee to defer payment of some or all of his or her compensation from the Registrant, with the deferred amount then increased or decreased based on the performance of one or more funds overseen by the Independent Trustee. The Registrant would likely cover its obligation by buying and holding shares of the underlying fund(s).

Each Fund’s investment advisory agreement reflects a unitary fee structure whereby Harbor Capital will bear the operating expenses of each Fund, with limited exceptions. The Registrant does not believe that any gains or losses on underlying investments under a deferred compensation plan would be considered operating expenses of a Fund. Nonetheless, they are explicitly excluded from the unitary fee to make clear that Harbor Capital will bear only the compensation initially payable to an Independent Trustee and that any deferred compensation obligations will be on the part of a Fund.

COMMENT 6:	(Prospectus – Each Fund – Fund Summary – Principal Investment Strategy)

Please add Principal Investment Strategy disclosure explaining the concept of “scientific alpha” in the Fund’s name and how it relates to the Fund’s strategy.

Response:

The Registrant has revised the disclosure to include the following in each Fund’s Principal Investment Strategy:

The Subadviser defines scientific alpha as the investment returns generated from following a structured investment process that is evidence-based, driven by economic intuition, and grounded in the scientific method. The Subadviser’s portfolio management team retains discretion with respect to all investment decisions.

The Subadviser’s investment process utilizes proprietary quantitative models to produce investment recommendations. The Subadviser generates proprietary insights based on economic intuition to form an investment hypothesis, which is back-tested to assess its validity over time. Insights are tested, scaled, and weighted based on their deemed strength in predicting returns, as determined by the Subadviser.

July 8, 2021 Page 4

COMMENT 7:	(Prospectus – Harbor Scientific Alpha High-Yield ETF – Fund Summary – Principal Investment Strategy)

For clarity, please revise the first sentence under Principal Investment Strategy to make it two sentences; one that addresses your 80% policy to invest in below investment grade corporate bonds and a second clarifying how the Subadviser determines a bond to be below investment grade, for purposes of the policy. Also, please provide more detail as to how the Subadviser calculates the composite rating, particularly in cases where the three agency ratings are not in agreement.

Response:

With respect to the first sentence under the Principal Investment Strategy, the Registrant has revised the disclosure which is reflected in Registrant’s response to Comment 8 below.

With respect to how the Subadviser calculates the composite rating, the Registrant has revised each Fund’s Principal Investment Strategy disclosure to include the following:

The Subadviser determines whether a bond is rated below investment grade using a composite rating calculated by assigning a numerical value to those ratings of Moody’s, S&P and Fitch which are available for the bond and averaging those amounts to determine the rating.

COMMENT 8:	(Prospectus – Harbor Scientific Alpha High-Yield ETF – Fund Summary – Principal Investment Strategy)

Please clarify the types of derivative instruments referenced in the first sentence.

Response:

The Registrant has revised the disclosure as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets, plus borrowing for investment purposes, in a portfolio of below investment-grade corporate bonds, commonly referred to as “high yield” or “junk” bonds, or unrated securities that BlueCove Limited (the “Subadviser”) considers to be of an equivalent credit quality, which may be represented by derivative instruments, including futures and swaps.

July 8, 2021 Page 5

COMMENT 9:	(Prospectus – Each Fund – Fund Summary – Principal Investment Strategy)

Please identify the Subadviser, Blue Cove Limited, the first time you make reference to it in the prospectus.

Response:	The Registrant has revised the disclosure accordingly.

COMMENT 10:	(Prospectus – Each Fund – Fund Summary – Principal Investment Strategy)

Please disclose more specific information about the model, such as the types of analyses performed and key model data inputs. Please explain in correspondence how credit specific hypotheses are back-tested for validity over time and tell us about the Subadviser’s experience and capabilities using similar strategies in pooled vehicles.

Response:

The Registrant has revised the Funds’ Principal Investment Strategy to add the following disclosure:

Harbor Scientific Alpha High-Yield ETF:

In managing the Fund, the Subadviser will rely on insights that seek to target idiosyncratic company and security specific risk, which form the basis of security selection decisions and assess metrics such as company strength, company outlook, and credit spreads. In addition, the Fund will rely on the Subadviser’s market timing insights which the Subadviser uses to form a view on the attractiveness of credit and interest rate markets and assess metrics such as market expectations for growth and credit default rates. The Subadviser’s models consider data from multiple sources, including issuer-specific and macroeconomic information such as company cash flow, default risk, and earnings expectations.

July 8, 2021 Page 6

Harbor Scientific Alpha Income ETF:

In managing the Fund, the Subadviser will rely on market timing insights, which form the basis of asset allocation decisions between corporate credit and interest rate markets and assess metrics such as market expectations for growth and credit default rates. In addition, the Fund will rely on the Subadviser’s insights that seek to target idiosyncratic company and security specific risk by assessing metrics such as company strength, company outlook, and credit spreads. The Subadviser’s models consider data from multiple sources, including macroeconomic and issuer-specific information such as default rates, risk appetite, and earnings expectations.

The Subadviser’s testing of investment hypotheses involves the following: (i) design of research parameters; (ii) peer group review at each stage, including critical analysis of investment hypotheses and thorough review of empirical results; (iii) formal review before model adoption, during which strategy backtests are subject to a wide range of ex-post analyses such as performance attribution, outlier analysis, and scenario analysis; and (iv) integrated review of research code.

The Subadviser currently manages three pooled investment vehicles using similar strategies, with a total of approximately $850 million in assets as of June 1, 2021. The first of those vehicles launched November 1, 2019.

COMMENT 11:

(Prospectus – Harbor Scientific Alpha High-Yield ETF – Fund Summary – Principal Investment Strategy)

In the third paragraph, please clarify in plain English what you mean by “return sourcing insights.”

Response:	The Registrant has revised the disclosure as follows:

The Subadviser expects that the majority of the Fund’s total returns will be generated from security selection of high yield bonds. Positions are sized based on an optimization which aims to effectively translate the insights gleaned from the Subadviser’s proprietary models into portfolio positions.

July 8, 2021 Page 7

COMMENT 12:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please provide additional insights into the portfolio construction and optimization process. Revised disclosure might address, for example, position limits based on issuers, industries, and geographies. Please revise as appropriate.

Response:

The Registrant has revised the Funds’ Principal Investment Strategy to add the following disclosure:

Harbor Scientific Alpha High-Yield ETF:

Furthermore, concentration risk is minimized by capping exposures based on internal limits for single issuer and single issue positions.

Harbor Scientific Alpha Income ETF:

Furthermore, concentration risk is minimized by capping the exposure based on internal limits for a single issuer and single issue positions, as well as internal limits on the maximum high yield exposure in the Fund.

COMMENT 13:

(Prospectus – Each Fund – Fund Summary – Principal Risks)

We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure for guidance.

Response:	The Registrant has revised the disclosure so that each Fund’s most significant risks are listed first with the remaining risks listed in alphabetical order.

COMMENT 14:	(Prospectus – Each Fund – Fund Summary – Principal Risks) Please consider whether New Fund Risk should be added as a principal risk of investing in the Fund.

July 8, 2021 Page 8

Response:

The Registrant has added the following “New Fund Risk” as a principal risk for each Fund:

New Fund Risk: There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund. The Board of Trustees may liquidate the Fund at any time in accordance with the Declaration of Trust and governing law. As a result, the timing of the Fund’s liquidation may not be favorable.

COMMENT 15:

(Prospectus – Each Fund – Fund Summary – Principal Risks)

Please add Principal Investment Strategy disclosure corresponding to High Portfolio Turnover Risk, or supplementally advise why you do not believe it is appropriate.

Response:	The Registrant has added Principal Investment Strategy disclosure corresponding to High Portfolio Turnover Risk.

COMMENT 16:	(Prospectus – Each Fund – Fund Summary – Principal Risks) Please consider whether inflation presents a material risk to the Fund and revise, if necessary.

Response:

The Registrant has added the following “Inflation Risk” as a principal risk for each Fund:

Inflation Risk: As inflation rises, the value of assets of or income, from the Fund’s investments may be worth less, as inflation decreases the value of payments at future dates. As a result, the real value of the Fund’s portfolio could decline.

COMMENT 17:

(Prospectus – Each Fund – Fund Summary – Principal Risks)

We note your references to “reverse repurchase agreements, securities purchased on a when-issued, delayed delivery or forward commitment basis, buy backs and dollar rolls.” If investing in such instruments will be part of the Fund’s principal strategies, please add appropriate Principal Investment Strategy disclosure.

July 8, 2021 Page 9

Response:	The Registrant has revised each Fund’s Principal Risks to eliminate references to such instruments.

COMMENT 18:

(Prospectus – Each Fund – Additional Information about the Funds’ Investments )

Please revise your derivatives disclosure to describe the actual derivative instruments and associated principal risks that the Funds anticipate using to achieve their investment objectives. For example, given that you mention credit default swaps and U.S. Treasury futures in each Fund’s Principal Investment Strategy section, shouldn’t you discuss them here? Please advise or revise. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at https://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:

The Registrant has revised “Derivatives Risks” under the “Additional Information about the Funds’ Investments” section of the Prospectus as follows:

Even a small investment in certain types of derivatives can have a big impact on a Fund’s portfolio interest rate, stock market or currency exposure. Therefore, using derivatives can disproportionately increase a Fund’s portfolio losses and reduce opportunities for gains when interest rates, stock prices or currency rates are changing. A Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond as expected to changes in the value of the Fund’s portfolio holdings. If a Fund invests in a derivative instrument, it seeks to manage its derivative position by segregating enough cash or liquid securities that when combined with the value of the position will equal the value of the asset it represents.

Counterparties to over-the-counter derivative contracts present the same types of credit risk as issuers of fixed income securities. Derivatives also can make a Fund’s portfolio less liquid and harder to value, especially in declining markets. In addition, government legislation or regulation may make derivatives more costly, may limit the availability of derivatives, or may otherwise adversely affect the use, value or performance of derivatives.

July 8, 2021 Page 10

Credit default swaps are typically two-party financial contracts that transfer credit exposure between the two parties. The “buyer” in a credit default contract is obligated to pay the “seller” a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the full notional value, or “par value,” of the reference obligation in exchange for the reference obligation or the net cash-settlement amount. Credit default swap transactions involve greater risks than if a Fund had invested in the reference obligation directly.

A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments, currencies, commodities or indices for an agreed price for a designated period (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract). With respect to U.S. Treasury futures, one party to the contract agrees to accept, and the other party agrees to make delivery of, a U.S. Treasury security, as called for in the agreement, at a specified date and at an agreed upon price. Transactions in futures contracts, including U.S. Treasury futures, involve brokerage costs, require margin deposits and, in the case of contracts obligating a Fund to purchase securities, commodities or currencies, require the Fund to maintain with the Funds’ custodian in a segregated account, or to set aside or restrict in the Subadviser’s or the Adviser’s, as applicable, records or systems, cash or liquid securities in an amount equal to the value of such underlying securities, commodities or currencies.

While transactions in futures contracts may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates, securities prices or currency exchange rates, among other things, may result in a poorer overall performance for a Fund than if it had not entered into any futures contracts transactions.

July 8, 2021 Page 11

COMMENT 19:	(Prospectus – Each Fund – The Adviser) Please supplementally identify the exemptive order that permits Harbor Funds to operate as a manager-of- managers.

Response:	Harbor Funds rely on Harbor Fund and Harbor Capital Advisors, Inc., Release No. IC-25370 (January 16, 2002) (notice) and IC-25415 (February 12, 2002) (order) to operate as a manager-of-managers.

COMMENT 20:

(SAI – Each Fund – Investment Policies – Borrowing)

It is unclear how your statement that “Harbor Scientific Alpha High-Yield ETF and Harbor Scientific Alpha Income ETF may borrow from broker-dealers,” is consistent with Section 18(f) of the Investment Company Act of 1940. Please advise or revise.

Response:	The Registrant respectfully notes that the first sentence in this paragraph provides that “[e]ach Fund may borrow for temporary administrative or emergency purposes and this borrowing may be unsecured.” Thus, any such borrowings would be made pursuant to Section 18(g) of the Investment Company Act rather than Section 18(f). Accordingly, the Registrant respectfully declines to incorporate this comment.

COMMENT 21:

(SAI – Each Fund – Fundamental Investment Restrictions)

On page 34, the SAI states “privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry” for concentration purposes. Since the credit exposure to these securities is different than to a security that is itself guaranteed by the US, please clarify the basis for your belief that they should not be taken into account in making concentration determinations.

Response:	The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant

July 8, 2021 Page 12

further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. Each Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

COMMENT 22:	(SAI – Each Fund – Fundamental Investment Restrictions) Please define Harbor Retirement Funds in the SAI.

Response:	The Registrant has revised the disclosure accordingly.

COMMENT 23:

(SAI – Each Fund—Trustees and Officers)

Please remove “During the Past Five Years” from the fifth column of the Trustees Table and revise the disclosure, if appropriate. See Item 17(a)(1) of Form N-1A.

Response:	The Registrant notes that the current disclosure is intended to satisfy the requirements of both Item 17(a)(1) of Form N-1A as well as Item 17(b)(3)(ii), which provides that unless already disclosed, a fund shall disclose “any directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the [Exchange Act] or subject to the requirements of section 15(d) of the [Exchange Act] or any company registered as an investment company under the Investment Company Act, and name the companies in which the directorships were held.” Accordingly, the Registrant respectfully declines to make the proposed change.

July 8, 2021 Page 13

COMMENT 24:

(SAI – Each Fund—Trustees and Officers)

We note that key information regarding the Trustees and Officers has not yet been included. Please provide such information for the staff to review as soon as practicable.

Response:	The Registrant will include all required information regarding the Trustees and Officers in the next pre-effective amendment to the Registration Statement.

COMMENT 25:

(SAI – Each Fund – The Adviser and Subadviser)

Please disclose the method of calculating the advisory fees and subadvisory fees (unless exempt from the latter under the manager-of-managers order), as required by Item 19(a)(3) of Form N-1A.

Response:

With respect to the advisory fees, the Registrant has revised the disclosure as follows:

For its services, each Fund pays the Adviser the contractual advisory fee set forth below, which is an annual rate based on the Fund’s average net assets:

Harbor Scientific Alpha High-Yield ETF	0.48%
Harbor Scientific Alpha Income ETF	0.50%

With respect to the subadvisory fees, the Registrant respectfully notes that Item 19(a)(3), by its terms, requires disclosure of “the advisory fee payable by the Fund” (emphasis added). As disclosed in the SAI, the Subadviser is paid by the Adviser, and thus the subadvisory fees are not paid by the Fund. Accordingly, based on a plain reading of Form N-1A, disclosure of the subadvisory fee rate is not required.

COMMENT 26:

(SAI – Each Fund – The Adviser and Subadviser – The Subadviser)

If any part of the portfolio managers’ compensation is based on Fund performance, please provide the information required by Item 20(b) of Form N-1A (i.e. whether performance is pre- or after-tax, the period over which performance is measured and the name(s) of any benchmark(s) used to measure performance).

July 8, 2021 Page 14

Response:	The portfolio managers are not compensated based on individual Fund performance.

COMMENT 27:

(SAI – Each Fund – Organization and Capitalization)

Please disclose whether the particular Funds included in your Statement of Additional Information will have one vote per share or one vote per dollar of NAV.

Response:

The Declaration of Trust provides the Board with the flexibility to determine, with respect to any matter submitted to shareholders, that the number of votes each shareholder could cast be based on the total net asset value of the shares owned by the shareholder or the number of shares owned by the shareholder. For example, assume two shareholders each own $1,000 in different funds, Fund X and Fund Y. Fund X has a $10 net asset value per share (“NAV”), while Fund Y has a $50 NAV. Per share voting means that the shareholder who owns Fund X has 100 shares to vote ($1,000/$10 NAV). Even though they own the same dollar amount in both funds, the shareholder who owns Fund Y has only 20 shares to vote ($1,000/$50 NAV). If shareholders of multiple Funds were voting together on a single, Trust-wide proposal (e.g., election of Trustees), shareholders in those Funds with lower NAVs could be viewed as having voting power that would be disproportionate to the value of their investments. Depending upon the nature of the proposal upon which shareholders could be asked to vote in the future, this provision provides the Board with the flexibility to determine whether the vote should be based on the total number of shares held or the total net asset value held, always subject to the Board’s determination of what is in the best interest of shareholders.

To clarify this, the Registrant has revised the disclosure as follows:

Shares entitle their holders to one vote per share or one vote per dollar of NAV, as determined by the Trustees with respect to a matter submitted to shareholders.

July 8, 2021 Page 15

COMMENT 28:

(SAI – Each Fund – Organization and Capitalization)

We note your statements that “The prospectuses and this Statement of Additional Information do not purport to create any contractual obligations between Harbor ETF Trust or any Fund and its shareholders. Further, shareholders are not intended third-party beneficiaries of any contracts entered into by (or on behalf of) the Funds, including contracts with the Adviser and other service providers.” Please clarify that these statements do not apply to rights conferred by federal and state securities laws, or otherwise explain why they are appropriate.

Response:

The Registrant notes that the disclosure is not intended to apply to rights conferred by federal or state securities laws, but rather is intended to explain that the prospectus and Statement of Additional Information do not give rise to a contract with a shareholder, and that a shareholder’s rights under the prospectus and Statement of Additional Information are based on federal and state securities laws rather than contract law. For clarification, the disclosure has been revised as follows:

The prospectuses and this Statement of Additional Information do not purport to create any contractual obligations between Harbor ETF Trust or any Fund and its shareholders. Rather, shareholders’ rights under the prospectuses and Statement of Additional Information are based on federal and, as applicable, state securities laws. Further, shareholders are not intended third-party beneficiaries of any contracts entered into by (or on behalf of) the Funds, including contracts with the Adviser and other service providers.

COMMENT 29:	(Part C – Other Information – Item 35 Undertakings) It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is “Not applicable.” Please advise or revise.

Response:	The Registrant notes that each Fund will raise its initial capital pursuant to Section 14(a)(1) of the Investment Company Act of 1940 rather than Section 14(a)(3). Accordingly, the Registrant is not required to provide an undertaking under Item 35 of Form N-1A. The Registrant has revised the disclosure to indicate that the response to Item 35 is “None.”

July 8, 2021 Page 16

COMMENT 30:

(Signatures)

We note that the registration statement has been signed by only one Trustee. Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. Please revise.

Response:	The Registrant has revised the signature page accordingly and confirms that the next pre-effective amendment will be signed by all such persons that are required by Section 6(a) of the Securities Act.

COMMENT 31:

(Accounting Comments)

We note that portions of the registration statement are incomplete. Please ensure that the references to the auditor, auditor’s consent, and seed financial statements are provided in an amendment as a financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response:	The Registrant confirms that it will provide the requested information in a future pre-effective amendment to the Registration Statement. Registrant understands that additional comments may be provided.

COMMENT 31:	(Accounting Comments) Please provide the name of the independent registered public accounting firm in correspondence.

Response:	The Funds’ independent registered public accounting firm is Ernst & Young LLP.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

July 8, 2021 Page 17

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Meredith Dykstra, Esq.
Harbor Funds

Christopher P. Harvey, Esq.
Dechert LLP